Lake City Bank

LAKELAND FINANCIAL CORPORATION

2025

Annual Report

Letter to Shareholders



Lake City Bank Shareholders, Clients and Community Partners:

It's been a busy start to 2026 for the Lake City Bank team, and we're excited to continue the strong momentum we had coming out of record quarterly earnings performance in the final quarter of 2025! As we prepared the 2026 Strategic Plan and Strategic Initiatives, it became very clear that the financial services industry was undergoing significant change. This was reinforced at two industry conferences we attended early in the first quarter where there was a significant emphasis on artificial intelligence, or AI. While we've had an Artificial Intelligence Task Force actively engaged since late 2024, the topic has forcefully emerged over the last several months. At a recent Lake City Bank weekly Management Committee meeting, we had a long discussion about the status of our efforts to develop the most effective path to leveraging AI as we move through 2026. We

entered the conversation concerned that we were behind in embracing AI and its value to the bank. We left the conversation confident that we are on the right path on the AI journey.

As we look forward, there are many factors that will influence our strategic decisions, including further industry consolidation, cryptocurrency and stablecoin, regulatory and political developments, non-bank competition, rapidly evolving technologies and, of course, artificial intelligence. As we always do, we'll identify the opportunities embedded in these challenges and ensure that the bank is well prepared to tackle them head-on to ensure that Lake City Bank remains competitive and relevant in the evolving landscape of financial services.

We thoroughly enjoy creating this annual report every year. It's an opportunity to celebrate the strength of our commitment to our clients, our team members, our communities, and our shareholders. As we consider the market forces discussed above, it would be easy to get lost in the details of our quickly evolving financial services landscape. Rather than do that, we embrace the opportunity to make decisions and take actions that strengthen the relationships we have with our clients. Truly meaningful relationships are not created by artificial intelligence or technology. They are created by the people that come to work every day at Lake City Bank. When a manufacturing company decides to work with Lake City Bank, that decision is almost always preceded by a multi-year development of a relationship built on trust and commitment between human beings, not machines or technology. When a Wealth Advisory Group prospect decides to entrust Lake City Bank with managing their life savings, the decision is certainly impacted by our strong investment performance, but it's also built upon the foundational strength of long-term relationship building. Those relationships are at the core of everything we do.

Lending money is our primary business and commercial banking is our primary lending focus. When a commercial banker first learns how to make a loan, the banker is

> ## "
> **Truly meaningful relationships are not created by artificial intelligence or technology.**

taught the "Five C's of Credit." The first, and most important, is Character. Character cannot be assessed by a bot, a software application or AI. Character is a human judgment of a person and a critical component of relationship building. It's a two-way street and our clients must assess our character in their decision to bank with us. And how does that happen? In face-to-face interactions over an extended period of time. Some might argue that an AI agent will eventually have the capacity to judge a person's character, but you can't build a relationship, share a laugh or shake hands with an AI agent.

This annual report features seven client relationships and decades of relationship development and growth. Phrases such as, "invested in the success of our business," and, "their team feels like an extension of ours," reflect strong partnerships created with our clients. Simply put, we know our customers and they know us.

At the same time, we recognize that our clients expect the bank to provide leading edge technologies to support our relationships with them. One of the featured client relationship stories emerged from the design and renovation of our Innovation and Technology Center that will open in the summer of 2026. In one sense, it's just another one of seven buildings that comprise our Downtown Warsaw campus. But importantly, it's also a statement of the importance of

constant innovation and technology adaptation in our business. Through our AI Task Force, our Technology Committee and our Strategy and Innovation Committee, we are ensuring that we can deliver technology-centric solutions to our clients. These teams are laser focused on maintaining our competitive edge as a sophisticated financial services company.

We care about our communities. We are invested in our communities. We live, work and play in our communities. The last feature in this annual report focuses on housing affordability, an issue impacting every one of our communities. Through our efforts and strategic partnerships, we are making a difference on this front. Our branch development plans include branch and service expansion in low to moderate income areas in Indianapolis, South Bend, Elkhart and Fort Wayne. These facilities are intended to bring banking services to banking "deserts" where competitors have closed branches. It's another sign of our passion for community banking and our desire to have a meaningful impact in our communities.

The financial foundation of a community bank is critical. Over the last 153 years, we have built a fortress balance sheet that provides us with the ability to deliver strong financial and operational results. We did that again in 2025 with core performance metrics that significantly exceeded our industry peers. We are grateful for the support of our shareholders, clients, team members and communities. It's truly fun to be community bankers.

David M. Findlay
Chairman and Chief Executive Officer

Kristin L. Pruitt
President

Management Committee

Board of Directors



Pictured in front of ongoing renovations to Lake City Bank's Innovation and Technology Center, set to open in summer 2026.

Left to right, front:

Lisa M. O'Neill
Executive Vice President
Chief Financial Officer

Kristin L. Pruitt
President

David M. Findlay
Chairman and Chief
Executive Officer

Eric H. Ottinger
Executive Vice President
Chief Commercial
Banking Officer

Stephanie R. Leniski
Executive Vice President
Chief Retail Banking Officer

Left to right, back:

Carrie A. Gutman
Senior Vice President
Chief Wealth Advisory
Officer

J. Rickard Donovan
Senior Vice President
General Counsel

Kyra E. Clark
Senior Vice President
Chief Human Resources
Officer

Donald J. Robinson-Gay
Executive Vice President
Chief Credit Officer

During our Management Committee Strategic Planning Retreat in late 2025, we spent the most time on our people and succession planning. We poured over page after page of organizational charts with names and faces of the current and future leaders of Lake City Bank. It was an affirming exercise as we asked each other, over and over, "if this person wins the lottery and doesn't come into work the next day, who takes over their job?" We are a people business, and human capital is the greatest driver of developing financial capital. The Lake City Bank team represents our future and we are confident that we are developing the next generation of leadership to continue the bank's 153-year history of strong performance.

Left to right:

Brian J. Smith
Co-Chief Executive Officer
Heritage Group, Inc.

M. Scott Welch
Chief Executive Officer
Welch Packaging Group

Emily E. Pichon
President
Olive B. Cole Foundation

A. Faraz Abassi
Managing Partner
Centerfield Capital

Robert E. Bartels, Jr.
Partner, Incedo LLC

Dan Starr
Chief Executive Officer
True Value and Do It
Best Corp.

David M. Findlay
Chairman and Chief
Executive Officer
Lakeland Financial
Corporation and
Lake City Bank

Blake W. Augsburger
Founder and Chief Executive
Officer
LEA Professional

Kristin L. Pruitt
President
Lakeland Financial Corporation
and Lake City Bank

Steven D. Ross
Former Owner
Ross and Associates

Mindy Creighton Truex
President
CB Farms LLC

Bradley J. Toothaker
Executive Chairman
Bradley Company
Managing Partner
Great Lakes Capital Development

Darrianne P. Christian
Civic Leader

When the board of directors held their annual Strategic Planning Offsite, they were joined by Stephanie Ferris, the Chief Executive Officer and President of FIS, the bank's core service partner, and Matt Flake, the Chairman and Chief Executive Officer of Q2, the bank's digital banking service partner. It was a technology-centric discussion focused on the critical deliverables of today's technology platform for our clients and, more importantly, the development of future platforms to ensure that we remain a leading-edge technology services partner for our clients. The board is aligned with the Lake City Bank team.

Brinkley RV

GOSHEN | CLIENT SINCE 2021

In an industry known for tradition, Brinkley RV is rewriting the rules. Founded by five equal partners with decades of combined experience, the company brings a legacy of innovation and leadership that has shaped some of the most successful RV brands on the market. But Brinkley RV isn't just about history—it's about raising the bar for the future.

"We noticed a distinct shift in the RV industry," says John Schmidlin, Chief Financial Officer. "Quality was declining, and the perception of customer care was changing. We felt a responsibility to re-ignite innovation and bring back customer-driven designs that truly elevate the experience."

That commitment is evident in every detail of Brinkley RV's approach. From cutting-edge product development to a relentless focus on service, the company is passionate about building high-quality RVs and delivering an unmatched level of care. "We are relentless in our pursuit of the ultimate customer experience," Schmidlin emphasizes. "We will never stop in our quest to be the best and most reputable RV manufacturer in the industry."

The future looks bright for Brinkley RV. In November 2025, the company opened a 250,000-square-foot Customer Care facility—a bold investment designed to set a new standard for service. And the innovation doesn't stop there. In 2026, they plan to introduce a new Model R fifth wheel and continue expanding their existing model lineups.

Strong partnerships support the rapid growth and innovation at Brinkley, such as their relationship with Lake City Bank. "Lake City Bank has been instrumental in supporting Brinkley RV's success," says Schmidlin. "They're not just a lender—they're a true partner. Their team feels like an extension of ours, always accessible and ready to help. From facility investments to working capital, they've given us the confidence to move quickly and strategically. In a shifting economic landscape, that kind of support is invaluable."

Brinkley RV isn't just building RVs—they're building trust, innovation, and a new era of excellence. And with partners like Lake City Bank by their side, the road ahead is wide open.



The Lake City Bank team feels like an extension of ours, always accessible and ready to help.

From left to right: Brinkley RV Founders and Co-owners Nate Goldenberg, Bill Fenech, Ryan Thwaits, Ron Fenech, and Micah Staley.



From left to right: Brinkley RV Founders and Co-owners Nate Goldenberg, Micah Staley, Ryan Thwaits, Bill Fenech, and Ron Fenech; Tiffany Mudd, Assistant Vice President, Corporate & Institutional Services Sales Officer; Chris Wiggins, Senior Vice President, Commercial Warsaw Regional Manager; Trenton Cooper, Assistant Vice President, Commercial Portfolio Management Officer.

Alliance Architects

SOUTH BEND | CLIENT SINCE 2012

Weigand Construction

FORT WAYNE | CLIENT SINCE 2000

When Lake City Bank purchased the building for its Innovation and Technology Center in downtown Warsaw, choosing who to design and renovate was simple—Alliance Architects and Weigand Construction. Both companies have long-term relationships with the bank, roots in Northern Indiana and share a commitment to collaboration.

Founded in 2012, Alliance Architects is rooted in collaboration and a hands-on approach to design and project delivery. The extensive experience of the Alliance team—its architects average more than 20 years of professional experience—has resulted in projects that vary in size and scope.

"We're fortunate that we're able to work on projects that resonate with us personally," said Anthony Paiano, Principal and President. "A standout for me is the reconstructed City Hall for Mishawaka—my hometown and a civic centerpiece. We partnered with Weigand Construction as the construction manager on that project as well and they were pivotal to its successful completion."

Weigand Construction was founded in 1906 by Henry Weigand, who installed and repaired brick sidewalks in Fort Wayne. Fast forward to today, Weigand provides building solutions across a footprint that extends into Michigan and Ohio. Weigand's workforce includes 400 trade professionals building across sectors, including healthcare, government, municipal, commercial and more.

"Plenty of companies perform the services that we provide," said Larry Weigand, CEO. "But not all of them go above and beyond to care for our clients, anticipate their needs, communicate with transparency and deliver on commitments."

Alliance Architects and Weigand Construction both value their relationship with Lake City Bank. Each company has an extensive banking relationship with the bank, including commercial deposits, loans and lines of credit.

"Lake City Bank is invested in the success of our business," Paiano said. "I think back to the COVID-19 pandemic and the Paycheck Protection Program loan through the bank, which Todd (Bruce) helped us with every step of the way. This was instrumental in helping us retain our entire team during the nationwide shutdown—a testament to the strength of our partnership."

Work on Lake City Bank's 35,000 square foot Innovation and Technology Center has begun, with completion anticipated in summer 2026. The facility, built in 1968, will undergo a complete interior and exterior modernization, designed by Alliance Architects and built by Weigand Construction.

"It's fulfilling to collaborate with Lake City Bank and partners like Alliance to bring the Innovation and Technology Center to life. Just like the bank has been a partner in our growth as a company, we're proud to be a part of its growth in Downtown Warsaw," said Weigand.

> "
> ## Lake City Bank is invested in the success of our business.



From left to right: Anthony Paiano, Principal and President of Alliance Architects; Larry Weigand, CEO of Weigand Construction.

From left to right: Rich Hoover, Vice President, Director of Properties & Security; Missy Rupe, Vice President, Facilities Development Officer; Anthony Paiano, Principal and President of Alliance Architects; Larry Weigand, CEO of Weigand Construction; Cammy Treadway, Senior Vice President, Commercial Fort Wayne Regional Manager; Todd Bruce, Senior Vice President, Commercial South Bend Regional Manager.

Ambrose

INDIANAPOLIS | CLIENT SINCE 2016

A disciplined, focused strategy has driven success for Ambrose, an investment manager developing and operating in industrial and e-commerce real estate. Founded in 2008 as a commercial real estate firm, Ambrose shifted its strategy in 2019 to focus exclusively on modern industrial, logistics and e-commerce facilities, and launched its discretionary fund platform. Since then, Ambrose has evolved into a vertically integrated investment manager, focused on acquiring, developing and operating modern industrial, logistics and e-commerce real estate throughout the United States.

"Our Founder and Chief Executive Officer, Aasif Bade, believed there was a better way to deliver excellence in the commercial real estate industry," said Stacey Anderson, Senior Vice President, Chief Financial Officer. "That belief is reflected in our company purpose to redefine what's possible for people, companies and communities, which continues to guide how we invest, build and serve."

Ambrose combines technical knowledge and analysis with a hands-on operating model, placing team members on site, inside warehouses and in direct collaboration with clients. This hands-on approach, combined with industry expertise and operational strength, allows Ambrose to reduce risk, acquire land and assets aligned with modern supply chain needs, deliver projects on time and on budget, and ultimately generate returns for its investors. Its vertically integrated platform keeps acquisition and investment sourcing, development oversight and asset management in-house, resulting in efficient execution and higher accountability across every stage of a project.

Also central to Ambrose's approach is building authentic and productive relationships, including its partnership with Lake City Bank. Ambrose utilizes commercial loans, lines of credit, banking services and multiple technology-forward treasury management products with Lake City Bank, all structured around the bank's understanding of Ambrose, its industry and its long-term goals.

"Lake City Bank delivers exceptional customer service across both lending and treasury management service lines, providing responsive support and creative solutions that have allowed us to enhance our capital flexibility and execution across our operations," Anderson said.

Looking ahead, Ambrose continues to expand its acquisition and development pipeline, deliver performance and progress for its investor and occupier clients and contribute to economic development across the country.

> "
> Lake City Bank's responsive support and creative solutions allow us to enhance our capital flexibility and execution across our operations.

From left to right: Aasif Bade, Founder & CEO; Stacey Anderson, Senior Vice President & CFO; Joe Hawkins, Senior Vice President & General Counsel; Jason Sturman, President & CIO; Grant Goldman, Executive Vice President & COO.



From left to right: Jason Sturman, President & CIO; Stacey Anderson, Senior Vice President & CFO; Aasif Bade, Founder & CEO; Tim Schlichte, First Vice President, Commercial Banking Officer; Melanie McIntyre, Vice President, Corporate & Institutional Services Sales Officer; Joe Hawkins, Senior Vice President & General Counsel; Grant Goldman, Executive Vice President & COO; Bill Redman, Senior Vice President, Commercial Indianapolis Regional Manager.

Martin Marketing

ELKHART | CLIENT SINCE 1994

The Martin Marketing story starts and ends with loyalty. The company provides the latest in branded promotional products to help its clients build lasting relationships. The company is known for its customer service, focus on quality and creative solutions that build brands.

"Our goal is 'Branding Made Easy'," said Brad Martin, Owner. "My job is to formulate ideas that help our clients stand out when they're making calls, building relationships and holding events. Providing value is memorable and creates loyalty."

He launched Martin Marketing in 1994, after a decade in the promotional products business with a partner. He was ready to branch out and try new ideas, but finding a bank proved difficult until he talked with Lake City Bank.

"I'm a believer in being loyal based on my experience with Lake City Bank," Martin said. "When I started, there was only one bank that took a chance with me. Lake City Bank gave me a loan, and we've been partners ever since."

Martin Marketing has a commercial real estate loan, a line of credit and personal accounts with the bank's Wealth Advisory Group. Martin said the service at Lake City Bank gives him peace of mind—he knows he can expect a quick resolution to any question or problem when he calls the bank.

And the ideas keep coming. Last year, the company moved into an expanded space where it can provide more specialized services, like creating and shipping welcome packages for a client's new customers, and warehousing orders for shipping to multiple locations. For Martin Marketing, finding creative ways to help their clients build brand loyalty is what it's all about.



> "
> I'm a believer in being loyal based on my experience with Lake City Bank.

Pictured: *Brad Martin, Owner.*

From left to right: Greg Brown, Senior Vice President, Commercial Elkhart Regional Manager; Ron BonDurant, Vice President, Commercial Banking Officer; Richard Delks, First Vice President, Senior Wealth Advisor; Rebecca Miller, Vice President, Retail Banking Officer; Brad Martin, Owner.

QES - Quality Engineered Services

SYRACUSE | CLIENT SINCE 2020

QES
QES

> We're not the biggest fish in the pond, but everyone at the bank treats us like we are.

From left to right: *Josh McCraner, General Manager; Susan Cripe, CFO; Joel DeVries, Managing Partner.*

QES, or Quality Engineered Services, was founded in 2017 out of necessity. It has thrived in the ensuing years based on solid appreciation for the QES team and, of course, producing a high-quality product. The company recognized a need when local recreational vehicles and marine manufacturers were struggling to purchase wiring harnesses from out-of-state suppliers. With an opportunity to fill that gap, it started building the harnesses locally with a team of 10 people that has grown to 280 employees across three facilities in Northern Indiana.

"Our customers faced the challenge of building harnesses themselves or having long delays getting harnesses from suppliers," said Joel DeVries, Managing Partner. "We capitalized on that opportunity and the growth has been tremendous ever since. And like most successful businesses, we're driven by a great team that pulls well together – from lead management to every task on the production floor."

Beyond investing in its team, QES has invested in improving processes, including significant investment in engineering software, operations software, and automation, all of which set the company apart from the competition. QES has a seven-member in-house engineering team that works directly with customers to build exactly what they need, providing frontline customer service that's unique in the industry.

"Our secret sauce is the combination—our team members with the systems and automation—that allows us to do things in our space and with the community we work with, at a rapid pace that really sets us apart," DeVries said.

The emphasis QES places on personal connection extends to its relationship with Lake City Bank, which has supported the expansion at QES each step of the way. The company has loans and lines of credit, banking services and multiple technology-forward treasury management products with the bank.

"I really appreciate the person-to-person contact," DeVries said. "We're not the biggest fish in the pond, but everyone at the bank treats us like we are. The bank has been flexible and easy to work with as we're financing new projects."

As a community bank, Lake City Bank fits well with QES. DeVries counts the bank's local and regional focus as a benefit to the relationship, and in helping QES succeed.

QES
QES

From left to right: *Katie Schmidt, Assistant Vice President, Corporate & Institutional Services Sales Officer; Josh McCraner, General Manager; Susan Cripe, CFO; Joel DeVries, Managing Partner; Amber Wolfer, Vice President, Commercial Banking Officer; Brittni Kuhn, Assistant Vice President, Retail Banking Officer.*

Bank Partnerships Help Tackle Housing Affordability Crisis



From left to right: Ryan Hart, Vice President, Commercial Banking Officer; Joe Hanson, INHP Chief Strategy Officer; Gina Miller, INHP President and Chief Executive Officer; Austin Bair, Vice President, CRA & Lending Analytics Officer; Jennifer Hurford, Senior Vice President, Treasurer.

The lack of affordable housing is a growing issue across the country, and Indiana is no exception. Thousands of families struggle to find affordable homes, creating barriers to financial stability and community growth. As a community bank, Lake City Bank is committed to being part of the solution through strategic partnerships and innovative programs to help make home ownership a reality for our neighbors.

Partnering for Impact in Indianapolis

In spring 2025, Lake City Bank closed a $1.2 million loan to the Indianapolis Neighborhood Housing Partnership (INHP), a certified Community Development Financial Institution (CDFI). This funding supports INHP's proven strategies, including down payment assistance, affordable home repair loans, community lending, and housing development—initiatives that strengthen neighborhoods and expand access to homeownership.

"These funds helped fulfill the need for more affordable housing options in Indianapolis, while providing our neighborhoods with the tools they need to grow and thrive," said Gina Miller, INHP President and Chief Executive Officer. "Partners like Lake City Bank are vital at a time when affordable housing is in a nationwide crisis. Alongside our community-focused partners, we are developing real affordable housing solutions to benefit hundreds of Marion County residents."

The loan was made possible through the Federal Home Loan Bank of Indianapolis' innovative CDFI Rate Buydown Advance program, which uses grant funds to reduce interest rates for member banks lending to CDFIs. Through this program, Lake City Bank provided INHP with a 10-year term loan at an exceptionally low interest rate, amplifying the impact of every dollar invested to help low- and moderate-income families overcome barriers to homeownership.

Empowering Families in Elkhart County

Lacasa has been building opportunities for families in Elkhart County since 1970 through programs to help people achieve financial stability, personal empowerment and neighborhood vitality, and Lake City Bank has been a long-time partner to support their mission. In spring 2025 Lacasa was awarded a $55,000 grant through the Federal Home Loan Bank of Indianapolis' Community Multiplier Member Match Program, made possible through a $5,000 donation from the bank. The bank's contribution was matched 10 to one, multiplying the impact and supporting Lacasa's Housing Counseling services.

"This grant allows Lacasa to improve efficiency in our financial empowerment area, so we can dedicate more time to helping clients and expand our impact," said Ashley Bowen, Vice President of Financial Empowerment at Lacasa. "The grant focuses on increasing the capacity for housing counselors to work one-on-one with individuals while offering the same high-quality counseling and education services."

Lacasa's Financial Empowerment program helps hundreds of clients annually improve their credit, reduce debt, and prepare for homeownership or other financial goals. With the support of this grant, Lacasa will streamline operations and dedicate more staff time to delivering personalized housing coaching that transforms lives.

A Homeowner's Journey

For Stephanie Burkholder, buying her first home seemed overwhelming—until she connected with Lacasa. Through regular classes and one-on-one counseling, Stephanie learned the skills to navigate financing, budgeting, and home maintenance. Today, she's a proud homeowner.

"Lacasa helped me understand the process of buying a home as a first-time homebuyer, and helped me gain skills by attending regular classes," Burkholder said. "Home ownership means having more responsibilities. I value having equity in my home and knowing I can build more over time."

Looking Ahead

Lake City Bank's partnerships with INHP and Lacasa reflect our broader commitment to strengthening communities and expanding access to affordable housing across our footprint. In 2025 alone, these initiatives helped hundreds of Indiana families take steps toward homeownership. We will continue to invest in innovative programs and partnerships that make housing more accessible for all.



From left to right: Austin Bair, Vice President, CRA & Lending Analytics Officer; Amber Wolfer, Vice President, Commercial Banking Officer; Ashley Bowen, Vice President of Financial Empowerment at Lacasa; Jeremy Stutsman, President & CEO at Lacasa; Stephanie Burkholder, homeowner; Ashley Pluta, Assistant Vice President, Compliance & CRA Officer; Chad Stoltzfus, Senior Vice President, Commercial Goshen Regional Manager.

Five Year Summary of Financial Highlights

Years ended December 31 | In thousands, except share and per share data

End of Period Balances	2025	2024	2023	2022	2021
Assets	$6,990,022	$6,678,374	$6,524,029	$6,432,371	$6,557,323
Deposits	5,973,350	5,900,966	5,720,525	5,460,620	5,735,407
Loans, net of Deferred Fees	5,375,349	5,117,948	4,916,534	4,710,396	4,287,841
Allowance for Credit Losses	68,995	85,960	71,972	72,606	67,773
Total Equity	762,492	683,911	649,793	568,887	704,906
Average Balances					
Assets					
Total Assets	$6,878,627	$6,662,718	$6,464,980	$6,427,579	$6,153,780
Earning Assets	6,534,373	6,328,498	6,114,225	6,123,163	5,906,640
Investments	1,141,189	1,134,979	1,184,659	1,432,287	1,068,325
Loans, net of Deferred Fees	5,223,458	5,039,406	4,813,678	4,427,166	4,421,094
Liabilities and Equity					
Total Deposits	$6,039,821	$5,836,025	$5,604,228	$5,717,358	$5,357,284
Interest Bearing Deposits	4,785,109	4,578,219	4,128,922	3,874,581	3,686,112
Interest Bearing Liabilities	4,829,098	4,644,553	4,295,743	3,913,195	3,761,520
Total Equity	718,029	662,087	588,667	596,487	674,637
Income Statement Data					
Net Interest Income	$221,017	$196,679	$197,035	$202,887	$178,088
Net Interest Income - Fully Tax Equivalent	225,458	201,363	202,347	208,514	181,675
Provision for Credit Losses	11,800	16,750	5,850	9,375	1,077
Noninterest Income	47,971	56,844	49,858	41,862	44,720
Noninterest Expense	131,605	125,084	130,710	110,210	104,287
Net Income	103,361	93,478	93,767	103,817	95,733
Per Share Data					
Basic Net Income Per Common Share	$4.02	$3.64	$3.67	$4.07	$3.76
Diluted Net Income Per Common Share	4.01	3.63	3.65	4.04	3.74
Cash Dividends Per Common Share	2.00	1.92	1.84	1.60	1.36
Dividend Payout	49.88%	52.89%	50.41%	39.60%	36.36%
Book Value Per Common Share	$30.02	$26.62	$25.37	$22.28	$27.65
Basic Weighted Average Common Shares Outstanding	25,687,159	25,676,543	25,604,751	25,528,328	25,475,994
Diluted Weighted Average Common Shares Outstanding	25,799,047	25,769,018	25,723,165	25,712,538	25,620,105
Key Ratios					
Return on Average Assets	1.50%	1.40%	1.45%	1.62%	1.56%
Return on Average Total Equity	14.40%	14.12%	15.93%	17.40%	14.19%
Average Equity to Average Assets	10.44%	9.94%	9.11%	9.28%	10.96%
Net Interest Margin	3.45%	3.18%	3.31%	3.40%	3.07%
Efficiency	48.93%	49.34%	52.94%	45.03%	46.81%
Net Charge Offs to Average Loans	0.55%	0.05%	0.13%	0.10%	0.09%
Credit Loss Reserve to Total Loans	1.28%	1.68%	1.46%	1.54%	1.58%
Credit Loss Reserve to Nonperforming Loans	330.45%	152.25%	458.01%	424.91%	449.13%
Nonperforming Assets to Total Assets	0.30%	0.85%	0.25%	0.27%	0.23%

The following selected data has been taken from the Company's consolidated financial statements. Refer to Lakeland Financial Corporation's Annual Report on Form 10-K for the year 2025 for a complete set of consolidated financials.

Condensed Consolidated Balance Sheets

Years ended December 31 | In thousands, except share and per share data

Assets	2025	2024
Cash and due from banks	$57,139	$71,733
Short-term investments	84,179	96,472
Total cash and cash equivalents	141,318	168,205
Securities available-for-sale (carried at fair value)	1,052,062	991,426
Securities held-to-maturity (carried at amortized cost)	133,208	131,568
Real estate mortgage loans held-for-sale	2,707	1,700
Total loans	5,375,349	5,117,948
Less: Allowance for credit losses	68,995	85,960
Net loans	5,306,354	5,031,988
Land, premises and equipment, net	65,542	60,489
Bank owned life insurance	129,978	113,320
Federal Reserve and Federal Home Loan Bank stock	21,420	21,420
Accrued interest receivable	28,997	28,446
Goodwill	4,970	4,970
Other assets	103,466	124,842
Total Assets	$6,990,022	$6,678,374
Liabilities		
Noninterest bearing deposits	$1,221,327	$1,297,456
Interest bearing deposits	4,752,023	4,603,510
Total deposits	5,973,350	5,900,966
Accrued interest payable and other liabilities	69,980	93,497
FHLB advances and other borrowings	184,200	0
Total Liabilities	6,227,530	5,994,463
Stockholders' Equity		
Common stock: 90,000,000 shares authorized, no par value	136,965	129,664
Retained earnings	788,345	736,412
Accumulated other comprehensive income (loss)	(127,137)	(166,500)
Treasury stock	(35,770)	(15,754)
Total Stockholders' Equity	762,403	683,822
Total Noncontrolling Interest	89	89
Total Equity	762,492	683,911
Total Liabilities and Stockholders' Equity	$6,990,022	$6,678,374
End of period shares issued	26,023,644	25,978,831
End of period shares outstanding	25,219,634	25,509,592

See Annual Report on Form 10-K.

Report of Independent Registered Public Accounting Firm

Stockholders and the Board of Directors of Lakeland Financial Corporation
Warsaw, Indiana

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated balance sheets of Lakeland Financial Corporation as of December 31, 2025 and 2024, and the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2025 (not presented herein); and in our report dated February 25, 2026, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

Crowe LLP, Indianapolis, Indiana, February 25, 2026

Condensed Consolidated Statements of Income

Years ended December 31 | In thousands, except share and per share data

	2025	2024	2023
Interest Income			
Interest and fees on loans	$337,042	$337,765	$308,015
Interest and dividends on securities			
Taxable	14,055	12,048	13,153
Tax exempt	15,650	15,714	16,396
Interest on short-term investments	6,988	7,631	5,703
Total Interest Income	373,735	373,158	343,267
Interest Expense			
Interest on deposits	150,732	172,759	137,791
Interest on FHLB advances and other borrowings	1,986	3,720	8,441
Total Interest Expense	152,718	176,479	146,232
Net Interest Income	221,017	196,679	197,035
Provision for credit losses	11,800	16,750	5,850
Net Interest Income After Provision for Credit Losses	209,217	179,929	191,185
Noninterest Income			
Wealth advisory and investment brokerage income	13,563	12,363	10,895
Service charges on deposit accounts	11,474	11,157	10,773
Loan and service fees	12,294	11,832	11,750
Merchant card fee income	3,416	3,542	3,651
Bank owned life insurance income	4,256	4,210	3,133
Interest rate swap fee income	83	0	794
Mortgage banking income (loss)	134	116	(254)
Net securities gains (losses)	0	(46)	(25)
Net gain on Visa shares	0	8,996	0
Other income	2,751	4,674	9,141
Total Noninterest Income	47,971	56,844	49,858
Noninterest Expense			
Salaries and employee benefits	75,293	66,728	59,147
Occupancy and equipment expense	13,240	12,477	11,992
Data processing fees and supplies	16,534	15,161	14,003
Other expense	26,538	30,718	45,568
Total Noninterest Expense	131,605	125,084	130,710
Income Before Income Tax Expense	125,583	111,689	110,333
Income tax expense	22,222	18,211	16,566
Net Income	$103,361	$93,478	$93,767
BASIC WEIGHTED AVERAGE COMMON SHARES OUTSTANDING	25,687,159	25,676,543	25,604,751
BASIC EARNINGS PER COMMON SHARE	$4.02	$3.64	$3.67
DILUTED WEIGHTED AVERAGE COMMON SHARES OUTSTANDING	25,799,047	25,769,018	25,723,165
DILUTED EARNINGS PER COMMON SHARE	$4.01	$3.63	$3.65

See Annual Report on Form 10-K.

Corporate Information

Nature of Business
Lakeland Financial Corporation is a $7.0 billion bank holding company located in Warsaw, Indiana. Lake City Bank, its single bank subsidiary, was founded in 1872 and serves Central and Northern Indiana communities with 55 branch offices and a robust digital banking platform. Lake City Bank's community banking model prioritizes building in-market long-term customer relationships while delivering technology-forward solutions for retail and commercial clients.

Headquarters
Lakeland Financial Corporation
202 E Center Street
Warsaw, IN 46580
(574) 267-6144
(800) 827-4522
lakecitybank.com

Annual Meeting
Tuesday, April 14, 2026
3:30 pm Eastern

Common Stock Listing
Lakeland Financial Corporation common stock is traded on the Nasdaq Global Select Market under the symbol "LKFN."

Market Makers
Canaccord Genuity Inc.
Robert W. Baird & Co. Incorporated
Cantor Fitzgerald & Co.
Citadel Securities LLC
TD Securities (USA) LLC
Canaccord Genuity LLC.
D.A. Davidson & Co.
G1 Execution Services, LLC
Flow Traders US LLC
Goldman Sachs & Co. LLC
GTS Securities LLC
HRT Financial LP
IMC Financial Markets
StoneX Financial Inc.
Janney Montgomery Scott Inc.
Keefe, Bruyette & Woods, Inc.
Keybanc Capital Markets Inc.
Leerink Partners, LLC
Maxim Group LLC
Bofa Securities, Inc.
Morgan Stanley & Co. LLC
VIRTU Americas LLC
Piper Sandler & Co.
Raymond James & Associates, Inc.
RBC Capital Markets Corporation
Stephens Inc.
Stifel, Nicolaus & Company, Incorporated
Susquehanna Financial Group, LLP
Two Sigma Securities, LLC
UBS Securities LLC
Virtu Americas LLC
William Blair
Summit Securities Group, LLC
Latour Trading LLC

Stock Transfer Agent and Registrar
Equinity Trust Company, LLC ("EQ")
PO Box 500
Newark, NJ 07101
(800) 937-5449
(718) 236-2641 fax
helpAST@equiniti.com
equinity.com/us/

Dividend Reinvestment and Stock Purchase Plan
Lakeland Financial Corporation offers stockholders a convenient way to increase their investment through the Lakeland Financial Dividend Reinvestment and Stock Purchase Plan. Under the plan, investors can elect to acquire Lakeland Financial shares in the open market by reinvesting dividends and through optional cash payments. Lakeland Financial absorbs the fees and brokerage commissions on shares acquired through the plan. To obtain a plan prospectus and authorization form, call Tina Rensberger at (800) 827-4522. The plan prospectus is also available on the company's website at lakecitybank.com.

Direct Deposit of Dividends
The direct deposit program, which is offered at no charge, provides for automatic deposit of quarterly dividends directly to a checking or savings account. For information regarding this program, call Tina Rensberger at (800) 827-4522.

Form 10-K and Other Financial Reports
The company maintains a website at lakecitybank.com. The company makes available on its investor relations site, free of charge, its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after it electronically files such material with, or furnishes it to, the Securities and Exchange Commission. The company will also provide copies of its filings free of charge upon written request to:

Lakeland Financial Corporation
Attn: Investor Relations
PO Box 1387
Warsaw IN 46581-1387

Corporate Governance
Lakeland Financial Corporation corporate governance documents are available on the company's investor relations website at lakecitybank.com or may be obtained in print form by contacting Tina Rensberger at (800) 827-4522.

Independent Registered Public Accounting Firm
Crowe LLP
3815 River Crossing Parkway
Suite 400
Indianapolis, IN 46240-0977

Lake City Bank Officers

Management Committee
David M. Findlay
Chairman &
   Chief Executive Officer

Kristin L. Pruitt
President

Stephanie R. Leniski
Executive Vice President
   Chief Retail Banking Officer

Lisa M. O'Neill
Executive Vice President
   Chief Financial Officer

Eric H. Ottinger
Executive Vice President
   Chief Commercial Banking Officer

Donald J. Robinson-Gay
Executive Vice President
   Chief Credit Officer

Kyra E. Clark
Senior Vice President
   Chief Human Resources Officer

J. Rickard Donovan
Senior Vice President
   General Counsel

Carrie A. Gutman
Senior Vice President
   Chief Wealth Advisory Officer

Brokerage
Vice President
Ron E. Ellis
Greg L. Emmack
Eric J. Frappier
Michael O. Jenkins

Assistant Vice President
Ashley N. Brewer

Officer
Heidi N. Green

Commercial Banking
Senior Vice President—Regional Manager
Gregory C. Brown
Todd A. Bruce
William R. Redman
J. Chad Stoltzfus
Camalyn M. Treadway
Christopher W. Wiggins

First Vice President
David E. Davis
Chad A. Glassburn
Rodney B. Hooley
Gavin S. Miller
Cameron V. Plew
Timothy M. Schlichte
Nicholas A. Toney

Vice President
Ronald L. BonDurant
Steven L. Brown
Nathan R. Burnell
Brian D. Burrell
Joseph D. Burtnette
Bridget M. Camden
Shawn R. Carney
Nathan R. Conley
John F. Dietzen
Chad P. Douglass
Keith B. Goodman
Ryan L. Hart
Justin T. Hayes
Corbin J. Holtsberry
Cari J. Juillerat
Jeffery W. Krusenklaus
Gregory W. Lentz
Cory E. McClarnon
Patricia T. McNarney
Benjamin A. Rice
Michael J. Ryan
D. Andrew Skaggs
Eric J. Steenman
Steven J. Troike
Amber M. Wolfer

Assistant Vice President
Christy E. Adams
Quinten J. Bender
Trenton H. Cooper
Holly A. Davis
Kelsey M. Jenkins
Kris J. Kerlin
Victoria A. Larrew
Erin R. Martz
Sara B. Millspaugh
Luke C. Mungovan

Phillip P. Nguyen
Kevin R. Poe
Stacy M. Richardson
Marlee J. Richter
Elizabeth A. Schmidlin
Maxxwell P. Sell
Jordan D. Smith
Virginia E. Wirt

Officer
Andrea R. Bowers
Brandon J. Krutsch
Renee E. Morgan
Katherine Shepherd
Branden P. Wildey

Consumer & Home Loans
Senior Vice President
Kirtus D. Murray

First Vice President
Scott B. Bucher

Vice President
Denise M. Brennan
Sabrina N. Brown
Holly N. Clevenger
Chad J. Clinton
Phillip G. Ensley
Jodi L. Hammond
Cheryl L. Paine
Susan R. McClanahan
Sarah J. Miller-Bontrager
W. John Pritz
Mark R. Rensner

Assistant Vice President
John J. (J.J.) Foster
Hannah K. Gayhart
Anna A. Jimenez
Sandra F. Medina
Todd E. Pequignot
Amanda M. Tom

Corporate & Institutional Services
Senior Vice President
Tabitha A. Williamson

Vice President
Dan L. Beechy
Anna N. Corkill
Melanie A. McIntyre
Sheena L. White

Assistant Vice President
Priscilla Coffey
Tiffany R. Mudd
Katherine G. Schmidt

Credit Administration
Senior Vice President
Bradford S. Grabow
Kimberly A. Hooley

First Vice President
Judd P. McNally
Marshall C. Weadick

Vice President
Amanda R. Ellsworth
Cynthia J. Gianneschi
Christopher D. Hanson
Megan E. Ottinger
Christoffer C. Penny
Daniel M. Sloan
Matthew R. Smith

Assistant Vice President
Seth M. Greiner
Kyle A. Grimm
Aaron T. Wood
Jeffrey L. Wyckoff

Officer
Melissa E. Bailey
Wesley R. Brandy
Esteban D. Davila
Samuel T. Erickson
Trent W. Koble
Stefani P. Rinehold
Brice A. Schlosser
Jacob T. Scrogham
Troy D. Tom

Executive Administration
Officer
Tina A. Rensberger

Finance & Treasury
Senior Vice President
Jennifer M. Hurford—Treasurer
Brok A. Lahrman—Chief Accounting Officer

First Vice President
Melissa D. Davison
Ryan D. Neese

Vice President
David J. Hughes
Stacy L. Price

Assistant Vice President
Samantha D. Ducey
Samuel Z. Hall
Crystal A. Vander Bie
Beth A. Weber

Marketing
First Vice President
Luke A. Weick

Assistant Vice President
Kathleen D. Panning

Officer
Cameron R. Jagger

Operations
First Vice President
Eric D. Wagoner

Vice President
Katrina L. Beverly
Shannan L. Hepler
Michelle L. Jacobsen
Miranda R. Jordon
Jan R. Martin
Leslie R. Rutherford

Assistant Vice President
Tosha C. Dickeson
Brittney C. Hollopeter
Jennifer R. Kooistra
Candince M. Leedy
Ashley N. Ormsby
Natalie M. Ousley
Maritza Patino
Livia E. Rose
Brandice M. Wampler

Officer
Chloe D. Damron
Denise M. Eldridge
Kelli L. Gonzalez
Lisa M. Goon
Kelli L. Hatfield
Jillian M. Howell
Amanda J. Simpson
Carla A. Snyder

People Development
First Vice President
Tori L. Platt

Vice President
Ana Karina Cervantes
Rhonda K. Frank
Mary A. Lepird

Assistant Vice President
Kristen J. Heiman
Brianna D. Kreczmer
Marissa Rico
Justin Taylor

Officer
Emily E. M. Long
Blake E. Shearer
Ellen J. Vogeler

Private Banking
Vice President
Mark A. Berta
Julia A. Kent
Shelly A. Meyer

Assistant Vice President
Robin R. Ritchie

Properties & Security
Vice President
Richard A. Hoover

Assistant Vice President
Victoria L. Starr

Officer
Gordonell Horton
Nicholas M. Scott

Retail Administration
Vice President
Lisa S. Fitzgerald
Melissa S. Rupe

Assistant Vice President
Christina J. Myer
Amanda C. Benzing

Officer
Megan L. Sutter

Risk Management
Senior Vice President
Matthew D. VanDeWielle

First Vice President
Jeannine P. Draper Cooley
Amanda M. Longmire

Vice President
Austin L. Bair
Gloria J. Crawford
Dianne C. Harris
Candy A. Little
Eric D. Neuenschwander
Kyle G. Schmidt
Becka J. Turnbow

Assistant Vice President
Wendy N. Brown
Aaron T. Connell
Kristin D. Hohman
Kimberly A. Knoerzer
Dakotah B. Lantz
Ashley L. Pluta
Brandon Prince

Officer
Hilda E. Cantu
Adam A. Gardner
Lisa M. Metzinger

Technology Services
Senior Vice President
Andrew T. McMonigle

First Vice President
Christopher D. Merrill
Donna J. Wolfe

Vice President
Lynn C. Baker
Jordan M. Bell
Paul D. Dausman
Scot A. Karbach
Kimberly K. Mattke
Casindra N. Shoaf
Timothy C. Vosberg
Diane M. Wirth

Assistant Vice President
Micaela M. Alvarez
Jennifer A. Bradley
Jill E. Garber
Leonard Groves
Michelle L. Harris
Karla J. Kroll
Jennifer L. Mosier
Michele I. Myers
Ashley D. Walker
Ashaunte M. Wallen
Thomas B. Weimer

Officer
Noah S. Blakesley
Michele L. Dyck
Gita M. Kamdar
David J. Miller
Kelsey L. Nelson
Deanna H. Roe

Wealth Advisory Group
Senior Vice President
Melanie L. Farr
Andrew R. Haddock

First Vice President
Richard A. Delks
Reneta U. Thurairatnam

Vice President
Steven B. Burnside
Robert M. Congdon
Lili A. Dailey
Kevin D. Hampton
Michelle L. Kindler
Jennifer I. King
W. Tyler Rondeau
C. Ike Shipman
Rick Suder
Scott R. Tapley

Assistant Vice President
Adam L. Esterline

Officer
Janel A. Burnworth
Deborah R. Cataldo
Nathaniel J. Targgart

Lake City Bank Offices

Retail Banking Regional Managers

Melissa J. Blosser – Senior Vice President
Karen A. Francis – First Vice President

Jody M. Meyer – First Vice President
Alexandra L. Rhodes – First Vice President

Steve D. Schumacher – First Vice President
Kimberly K. Strawbridge – First Vice President

Office	Manager	Title
Akron	Penny S. Ramsey	Vice President, Retail Banking Officer
Argos	Kimberly K. Vermillion	Vice President, Retail Banking Officer
Auburn	Rebekah K. Hefty	Vice President, Retail Banking Officer
Bremen	Sonia R. Teske	Vice President, Retail Banking Officer
Carmel	Ashley G. Bridges	Vice President, Retail Banking Officer
Columbia City	Carolyn M. Ross	Vice President, Retail Banking Officer
Concord	Courtney L. Williams	Retail Banking Officer
Elkhart Beardsley	Rebecca L. Miller	Vice President, Retail Banking Officer
Elkhart East	Katelynn E. Rowe	Assistant Vice President, Retail Banking Officer
Elkhart High School	Melissa J. Blosser	Senior Vice President, Retail Banking Regional Manager
Elkhart Northwest	Marissa K. Sparks	Retail Banking Officer
Elkhart River District	Emily E. Wold	Vice President, Retail Banking Officer
Fishers	Kyle R. Means	Assistant Vice President, Retail Banking Officer
Fort Wayne Downtown	Nichole L. Mendez	Vice President, Retail Banking Officer
Fort Wayne Jefferson	Kristi L. Manwaring	Vice President, Retail Banking Officer
Fort Wayne North	Andrew P. Dance	Vice President, Retail Banking Officer
Fort Wayne Northeast	Breanne Kohli	Assistant Vice President, Retail Banking Officer
Fort Wayne Southwest	Ameenah K. Outlaw	Retail Banking Officer
Goshen Downtown	Imelda Herrera	Retail Banking Officer
Goshen South	Alma R. Hernandez	Assistant Vice President, Retail Banking Officer
Grace Village	Kimberly K. Strawbridge	First Vice President, Retail Banking Regional Manager
Granger	Kathryn A. Smith	Vice President, Retail Banking Officer
Greenwood	Lisa G. Landers	Vice President, Retail Banking Officer
Huntington	Paula J. Whiting	Vice President, Retail Banking Officer
Indianapolis 16 Tech	Gustavo Flores-Sanchez	Retail Banking Officer
Indianapolis Clearwater	Ryan E. DePew	Retail Banking Officer
Indianapolis Downtown	Morgan N. Hopper	Retail Banking Officer
Indianapolis Michigan Road	Terry L. Bradley	Vice President, Retail Banking Officer
Indianapolis North	Angela R. Doty	Vice President, Retail Banking Officer
Jimtown	Codie N. Gluchowski	Assistant Vice President, Retail Banking Officer
Kendallville	Brooke E. Bentley	Vice President, Retail Banking Officer
LaGrange	Mareen L. Barton	Assistant Vice President, Retail Banking Officer
Ligonier Downtown	Lori I. Cunningham	Vice President, Retail Banking Officer
Ligonier South	Jana L. Miller	Vice President, Retail Banking Officer
Medaryville	Nema R. Wireman	Retail Banking Officer
Mentone	Kimberly S. Orr	Retail Banking Officer
Middlebury	Leah M. Osborn	Retail Banking Officer
Milford	Brooke C. Williams	Assistant Vice President, Retail Banking Officer
Mishawaka	Carrie L. Heavner	Assistant Vice President, Retail Banking Officer
Nappanee	Katina A. Stephenson	Vice President, Retail Banking Officer
North Webster	Emily R. Jones	Retail Banking Officer
Pierceton	Christine E. Miller	Retail Banking Officer
Plymouth	Carol D. Brown	Vice President, Retail Banking Officer
Rochester	Kelli-Anna Cook	Vice President, Retail Banking Officer
Shipshewana	Breanne N. Yoder	Retail Banking Officer
Silver Lake	Jennifer M. Flinn	Vice President, Retail Banking Officer
South Bend Downtown	Ashley E. Regina	Retail Banking Officer
South Bend Northwest	Lauren N. Beatty	Retail Banking Officer
Syracuse	Brittni A. Kuhn	Assistant Vice President, Retail Banking Officer
Warsaw Downtown	Shelly R. Kammerer	Vice President, Retail Banking Officer & Private Banker
Warsaw East	Olivia C. Pearson	Retail Banking Officer
Warsaw North	Kourtney M. Jackson	Assistant Vice President, Retail Banking Officer
Warsaw West	Malana L. Wood	Retail Banking Officer
Westfield	Stacy R. Oswald	Vice President, Retail Banking Officer
Winona Lake	Jessica L. Scott	Assistant Vice President, Retail Banking Officer

Forward Looking Statement

This document (including information incorporated by reference) contains, and future oral and written statements of the Company and its management may contain, forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, plans, objectives, future performance and business of the Company. Forward-looking statements, which may be based upon beliefs, expectations and assumptions of the Company's management and on information currently available to management, are generally identifiable by the use of words such as "believe," "expect," "anticipate," "plan," "intend," "estimate," "may," "will," "would," "could," "should" or other similar expressions. Additionally, all statements in this document, including forward-looking statements, speak only as of the date they are made, and the Company undertakes no obligation to update any statement in light of new information or future events.

A number of factors, many of which are beyond the ability of the Company to control or predict, could cause actual results to differ materially from those in its forward-looking statements. These factors include, among others, the following: (i) the strength of the local and national economy; (ii) the economic impact of future terrorist attacks and threats or acts of war and the response of the United States to any such attacks or threats; (iii) changes in state and federal laws, regulations and governmental policies concerning the Company's general business; (iv) changes in interest rates and prepayment rates of the Company's assets; (v) increased competition in the financial services sector and the inability to attract new customers; (vi) changes in technology and the ability to develop and maintain secure and reliable electronic systems; (vii) the loss of key executives or employees; (viii) changes in consumer spending; (ix) unexpected results of acquisitions; (x) unexpected outcomes of existing or new litigation involving the Company; and (xi) changes in accounting standards and practices. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Additional information concerning the Company and its business, including additional factors that could materially affect the Company's financial results, is included in the Company's filings with the Securities and Exchange Commission.



Lake City Bank

(888) 522-2265
LAKECITYBANK.COM